

Mail Stop 3561

October 6, 2015

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

> **Re: Clean Energy Fuels Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response Dated September 18, 2015**
> **File No. 001-33480**

Dear Mr. Littlefair:

We have reviewed your September 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 36

1. We note your response to comment 4. You state that the sources of GGE volumes have varying financial impacts and the effective price per GGE provides investors with insight into a significant portion of your revenue. We have the following comments as it relates to your use of this metric in your results of operations discussion:

   - Please supplement your total GGE volume figure by separately quantifying within results of operations the portion related to O&M stations or tell us why such information would not be useful to investors. We note that GGE's delivered at O&M

stations represent over half of total volumes for the annual periods presented and that you earn a per-gallon fee on such volumes. Also, quantify for us and disclose the related O&M revenues for each period presented as well as the impact on your revenues of changes, if any, in the price of those services between periods. Refer to Item 303(A)(3)(iii) of Regulation S-K.

- Clearly disclose how you calculate the effective price and cost per gallon figures presented within your results of operations. In doing so, clarify that such figures include volumes for stations that you do not own but provide O&M services and receive a per-gallon fee.

- You separately explain the changes in GGE delivered by CNG, LNG and RNG in your discussion of changes in revenues, such as on page 48. Please tell us whether the difference in price for each of these fuel types materially impacted reported revenues for the periods presented and, if so, tell us and disclose the impact.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products